SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

CLEARWIRE CORPORATION

(Name of Subject Company)

CLEARWIRE CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

18538Q105

(CUSIP Number of Class of Securities)

Broady R. Hodder

Senior Vice President and General Counsel

Clearwire Corporation

1475 120th Ave. NE

Bellevue, Washington 98005

(425) 216-7600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Fox, Esq.

Joshua N. Korff, Esq.

David B. Feirstein, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York

10022(212) 446-4800

Robert E. Spatt, Esq.

Marni Lerner, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-3443

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1, which we refer to as Amendment No. 1, amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on June 13, 2013 by Clearwire Corporation, a Delaware corporation, which we refer to as Clearwire or the Company, as amended and supplemented, which we refer to as the Schedule 14D-9, relating to the tender offer by DISH Acquisition Holding Corporation, a Delaware corporation, which we refer to as Offeror, a wholly-owned subsidiary of DISH Network Corporation, a Nevada corporation, which we refer to as DISH, to purchase all of the issued and outstanding Class A Common Stock at a price of $4.40 per Share, net to the seller in cash, which we refer to as the Offer Price, without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2013, which we refer to as the Offer to Purchase, and in the related Letter of Transmittal, which, together with the Offer to Purchase, we refer to as the Offer. The Offer is described in a Tender Offer Statement on Schedule TO, which, as amended or supplemented from time to time, we refer to as the Schedule TO, filed by DISH and Offeror with the Securities and Exchange Commission, which we refer to as the SEC, on May 30, 2013. DISH and Offeror filed on amended Schedule TO on June 12, 2013.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. Capitalized terms used in this Amendment No. 1 without definition shall have the meanings specified in the Schedule 14D-9.

Item 9.	Exhibits

Item 9, “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto, and the Schedule 14D-9 is hereby amended and supplemented by adding Exhibits (e)(27) and (e)(28), filed herewith, as a exhibits thereto:

(e)(26)	Supplement to Proxy Statement (included in Clearwire Corporation’s Schedule 14A filed with the Securities and Exchange Commission on June 13, 2013, and incorporated by reference herein).

(e)(27)	Press Release issued by Clearwire Corporation, dated June 20, 2013.

(e)(28)	Joint Press Release issued by Clearwire Corporation and Sprint Nextel Corporation, dated June 20, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARWIRE CORPORATION

By:	/s/ Hope F. Cochran
Name:	Hope F. Cochran
Title:	Chief Financial Officer

Dated: June 20, 2013